Exhibit 99.2

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Forward-Looking Disclosures This presentation contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date on which the statements are made in this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this presentation, whether as a result of new information, future events or otherwise. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Neither we nor our affiliates, advisors or representatives make any representation as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward- looking statements include, but are not limited to, statements about: our goals and strategies; our future business development, financial condition and results of operations; expected changes in our revenue, costs or expenditures; growth of and competition trends in our industry; our expectations regarding demand for, and market acceptance of, our products; our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with; our expectation regarding the use of proceeds from the offering; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to our industry; and key personnel continuing their employment with us. In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and in our annual report for our fiscal year ended December 31, 2025, on Form 20-F. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. 2

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with over 43 years of growth and leadership experience in the  Legacy Secured Logistics, and retail sectors in Thailand and across the Asia- Pacific region. Through our proprietary Intelligent Cloud Platform (ICP), the Company delivers next-generation Smart Solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI.  Who We Are Our Mission To demonstrate how our unique agentic AI platform, paired with proprietary robotics and AI hardware and software tools, can drive innovation and facilitate growth in a wide array of major industrial applications. 3

Company Overview

Stable foundation. Continuous momentum.

Tech-Driven

AI, RaaS & Smart Solutions

- 2018 — Introduced Smart Solutions
- 2020 — Launched RaaS
- 2025 — Launched AI Agent DVGO
- 2026 — AI Expansion & Acquisition

Service-Driven

Legacy Secured Logistics

Est.1982

- B2B clients recurring revenue
- 300+ long-term clients, 100+ retail clients , and 99.96% recurring revenue in 2025

Future

Market AI Agent to retail, banking, education, and healthcare sectors

Senario Oriented

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5 Legacy Secured Logistics Advantages • Provides stable, long-term revenue • Majority of contracts long-term (3-5 years) • 100+ retail clients • Among industry leaders for four decades End-to-end cash management solutions marketed to over 300+ clients including banks, government organizations, international retail chains, and blue chip companies. Services include • Cash-in-transit • ATM management • Cash center operations • Cash processing

6 Smart Solutions · Automatic cash deposit + notification · Security account management system Smart Cash Solution End-to-end system to automate, secure, and streamline cash handling ·Tracks customer volume and flow ·Provides employee behavior analysis for fraud protection ·Includes electronic label and RFID for inventory management Smart Retail Solution Digitalized system with AI cameras and data analytics Machine Automation Value-added services designed to improve efficiency, strengthen security, and enhance customer experience. Solution Efficiency

One-time use or Robot-as-a-Service (RaaS) subscriptions featuring AI robots for: Service & guest engagement at hotels and events Advertising platform offering mobile, interactive screens that display ads, with data collected via ICP* The company's ICP connects robots, monitors performance in real-time, manages tasks, and allows for data analytics to optimize performance. RaaS Solutions * ICP: Guardforce AI Intelligent Cloud Platform 7 Clients Use + Platform Centralization

8 AI Agent Solutions DeepVoyage GO (DVGO) - Validated Use Case Our self-developed AI Agent solution that converts life experiences into digital products by utilizing real-time data to instantly turn subjective preferences into digital assets that can be monetized and shared with others. Currently deployed in the travel industry, where it analyzes real-time data, including travel guides and user preferences, to create tailored, presentation-ready itineraries in minutes. Vertical AI Implementation

9 AI Therapy Agent - Proven Recurring Revenue An AI-powered healthcare platform focused on speech and language rehabilitation, enabling standardized assessment, therapy planning, and treatment management. With over 110,000 patients served and 20,000+ rehabilitation professionals on the platform. AI Agent Solutions AI Use Expansion

10 Industry Trends Legacy Secured Logistics Projected CAGR 12.4% 2024: US$ 21.26 billion 2030: US$ 42.70 billion Refer to the Asia Pacific market Artificial Intelligence Projected CAGR 30.6% 2025: US$390.91 billion 2033: US$3,497.26 billion Refer to global market AI Agents Projected CAGR 49.6% 2025: US$7.63 billion 2033: US$182.97 billion Refer to global market Source: Grandview Research

11 Growth Strategies Legacy Secured Logistics • Continue high-end industry standard services • Retail-focused strategy • Consolidate market leadership RaaS & Smart Solutions • Expand robot capabilities to vertical industries • Cross-sell smart solution services to loyal retail clients Agentic AI Solutions • Continuous R&D investment • Seek strategic acquisitions to enhance core capabilities • Market solutions to diverse industries including retail, banking, education, and healthcare • Advance geographic expansion

12 Financial Snapshot Year ended December 31, 2025 Revenue $35.23 million +8.0% YoY SG&A Expenses $8.81 million -1.6% YoY Cash and Cash Equivalents $24.55 million +11.9% YoY Strategic R&D Investment $837,719 +115.4% YoY Gross Profit $5.29 million +7.5% YoY Total Assets $49.09 million +9.8% YoY

13 Experienced Leadership BOARD MEMBER LEI WANG (OLIVIA) •CEO of company since 2019 •More than 18 years in Technology Solutions and Services •MBA from Chinese University of Hong Kong CHAIRWOMAN & CEO YUTING ZUO (CATHERINE) •10+ years in accounting, corporate finance and SEC reporting •Former auditor at Pricewaterhouse Coopers and Ernst & Young in U.S. •Qualified member of AICPA CFO Kelvin Chu •30+ years in international and cash logistics •Formerly held management positions with Brink's, Kerry Logistics, FedEx MANAGING DIRECTOR LIN JIA •More than 12 years in robotics & AI •Led R&D team of 300 engineers in developing RaaS, PaaS, SaaS, and AI solutions •Master's degree in Engineering from University of Electronic Science and Technology of China HEAD of R&D BOARD MEMBER

14 Seasoned Board (Independent) BOARD MEMBER BOARD MEMBER BOARD MEMBER DAVID VICCARS • Over 20 years of senior-level experience in the security industry within the APAC region • Former Director at Securitas Asia • Formerly served the British Army with the Royal Tank Regiment CHAIR - NOMINATING JOHN FLETCHER • Chief Operating Officer at Pluris Capital Group, Inc • Registered broker/dealer and Chief Financial Officer at Rebus Capital Group, LLC • Formerly served as the Managing Director at Maxim Capital Group, LLC • Previously served as a Managing Director and co-head of Brean Capital, LLC CHAIR - COMPENSATION DONALD PANGBURN CHAIR - AUDIT • Formerly North America Director at Horwath International and served as executive council • Specialized in providing services to SEC reporting clients in Hong Kong, Taiwan, Mainland China, Singapore and Malaysia • Certified Public Accountant in the United States

15 Investment Considerations Robust Business Foundation Bullish Market Prospects • 43 years of secured logistics experience in Thailand, serving national banks and blue- chip clients • Management and R&D team among Thailand leaders in robotics and AI • Leading research organization states global AI agents market projected to grow at CAGR of 49.6% to 2033 • Same organization projects Asia-Pacific secured logistics sector to grow at CAGR of 12.4% to 2030 Smart Retail Provider Core Investment Value • Solutions producing high-margin incremental revenue • AI robots deployed in multiple environments, with demand rising • Stable cash flow business + high-growth AI innovation • Dual validation of technology and business, with controllable risks Unique Agentic AI Business Synergy Opportunities • Engineered to augment human capabilities – not replace humans • Converts human expertise into scalable, high-margin assets • Currently deployed in tourism industry, earmarked for commercialization in banking, hospitality, education, and healthcare • Cross-selling smart retail solutions to existing logistics customer base has potential to produce significant incremental revenue • Multi-scenario Agentic AI technology reuse to maximize R&D ROI.

16 Investor Relations Skyline Corporate Communications Group, LLC President Office: (646) 893-5835 Office: (646) 893-5835 Email: guardforceai@skylineccg.com Guardforce AI Corporate Communications Hu Yu Email: yu.hu@guardforceai.com @Guardforceai https://www.guardforceai.com

Appendix Check out our progress 17

Non-IFRS Financial Data* *To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.   **EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented. Non-IFRS adjusted EBITDA represents net loss from continuing operations before (i) finance (income) costs, net, foreign exchange losses (gain), income tax (benefit) expense and depreciation of fixed assets and amortization of intangible assets, (ii)  certain non-cash expenses, consisting of stock-based compensation expense, provision for and written off of withholding tax receivables. Non-IFRS earnings per share  represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share  represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. The table above is a reconciliation of our net loss to EBITDA and non-IFRS net loss for the periods indicated.     For the years ended December 31,       2025   2024 (Restated)   Net loss from continuing operations – IFRS   $ (5,286,128) $ (5,882,647) Finance (income) costs, net     (471,374)     (338,887)   Income tax expense (benefit)     (6,394)     (125,925)   Depreciation and amortization expense     3,285,884     3,116,214   EBITDA**     (2,478,012)   (3,231,245) Stock-based compensation expense     1,350,800     1,849,356   Provision for expected credit losses on trade receivables and other receivables     16,995     210,437   Impairment on goodwill     -     30,575   Impairment on intangible assets     -     188,797   Provision for withholding taxes receivables     149,838     4,339   Foreign exchange losses (gains), net     19,825     (5760)   Adjusted EBITDA (Non-IFRS)   $ (940,554) $ (953,501)                 18